Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

Grupo Supervielle S.A.

	Three
	months
	ended
	March 31,	Year ended Dec. 31,
(in thousands of pesos)	2017	2016	2015	2014	2013	2012
Earnings
Income before income taxes attributable to shareholders of Grupo Supervielle S.A.	567,639	1,811,907	921,270	562,004	470,755	401,315
Fixed charges, excluding interest on deposits	387,853	869,741	504,957	363,835	233,177	160,383
Income before income taxes and fixed charges, excluding interest on deposits applicable to the shareholders of Grupo Supervielle S.A.	955,492	2,681,648	1,426,227	925,839	703,932	561,698
Interest on deposits	677,081	3,075,486	2,229,578	1,603,773	831,231	500,689
Income before income taxes and fixed charges, including interest on deposits applicable to shareholders of Grupo Supervielle S.A.	1,632,573	5,757,134	3,655,805	2,529,612	1,535,163	1,062,387
Fixed charges
Interest expense, excluding interest on deposits	387,853	869,741	504,957	363,835	233,177	160,383
One-third net rental expense	—	—	—	—	—	—
Total fixed charges, excluding interest on deposits	387,853	869,741	504,957	363,835	233,177	160,383
Interest on deposits	677,081	3,075,486	2,229,578	1,603,773	831,231	500,689
Total fixed charges, including interests on deposits	1,064,934	3,945,227	2,734,535	1,967,608	1,064,408	661,072
Preferred stock dividends(A)	—	—	9,172	7,208	5,988	4,923
Total fixed charges and preferred stock dividends, excluding interest on deposits	387,853	869,741	514,129	371,043	239,165	165,306
Total fixed charges and preferred stock dividends, including interest on deposits	1,064,934	3,945,227	2,743,707	1,974,816	1,070,396	665,995

Earnings to fixed charges ratios
Excluding interest on deposits	4.21 x	6.62 x	7.24 x	6.95 x	6.58 x	6.62 x
Including interest on deposits	1.53 x	1.46 x	1.34 x	1.29 x	1.44 x	1.61 x

Earnings to fixed charges and preferred stock dividends ratios (b)
Excluding interest on deposits	4.21 x	6.62 x	7.11 x	6.82 x	6.42 x	6.43 x
Including interest on deposits	1.53 x	1.46 x	1.33 x	1.28 x	1.43 x	1.60 x

(A) In January 2016, the stock of Preferred Shares was converted to Class B Shares.  No dividends on the Preferred Shares were paid in 2016 or during the three months ended March 31, 2017.